UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2025

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

10 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Results of Annual Shareholder Meeting

As scheduled, Kornit Digital Ltd. (the “Company” or “ Kornit”) held its 2025 annual general meeting of shareholders (the “Annual Meeting”) at 12:00 p.m., Israel time, on September 15, 2025, at Kornit’s offices at 10 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. At the Annual Meeting, the Company’s shareholders voted on two proposals (as well as sub-proposals thereof), which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on August 7, 2025.

Based on the presence in person or by proxy at the Annual Meeting of 29,306,483, or 63.8%, of the Company’s 45,972,712 issued and outstanding ordinary shares (which excludes 6,717,322 Treasury shares), par value 0.01 New Israeli Shekels per share (“ordinary shares”), as of the August 11, 2025 record date for the Annual Meeting, constituting more than the minimum percentage of outstanding shares (25%) required for a quorum under the Company’s Articles of Association, as amended (the “Articles”), each of the following two proposals (and, as applicable, sub-proposals thereof) was approved by the requisite majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Articles, based on the tallies of votes specified below:

(1)	Re-election of each of Dov Ofer and Ofer Ben-Zur for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2028 and until his successor is duly elected and qualified (the majority needed for election of each director nominee was an ordinary majority of votes cast, excluding abstentions):

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Dov Ofer	19,125,746	10,111,919	6,025
Ofer Ben-Zur	28,032,438	1,205,326	5,927

(2)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and the additional period until the Company’s 2026 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s remuneration in accordance with the volume and nature of its services (the majority needed for the approval of the proposal was an ordinary majority of votes cast, excluding abstentions):

Votes in Favor	Votes Against	Abstentions
29,166,398	4,695	135,390

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, 333-263975 and 333-286158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: September 17, 2025	By:	/s/ Lauri Hanover
	Name:	Lauri Hanover
	Title:	Chief Financial Officer

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